EX-99.B8ag.
First Amendment to Participation Agreement

This First Amendment to Participation Agreement ("Amendment"), effective November 1, 2015, is entered into by and among Legg Mason Partners Variable Equity Trust and Legg Mason Partners Variable Income Trust (each a "Fund", collectively the "Funds"), Legg Mason Investor Services, LLC (the "Distributor"), Legg Mason Partners Fund Advisor, LLC (the "Adviser") and Allianz Life Insurance Company of New York (the "Company"), collectively (the "Parties").

WHEREAS, the Parties entered into a Participation Agreement dated September 1, 2012 (the "Agreement").  Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the Agreement;

WHEREAS, the Company, pursuant to the Agreement, purchases shares of Portfolios of the Fund on behalf of the Company's Accounts to fund certain Contracts issued by the Company; and

WHEREAS, the Parties seek to enter into this Amendment in order to permit the Parties to deliver the Fund's Summary Prospectuses pursuant to the requirements of Rule 498 ("Rule 498") as promulgated under the Securities Act of 1933;

NOW THEREFORE, in consideration of the mutual covenants hereinafter set forth, and intending to be legally bound, the Parties agree as follows:

1.	For purposes of this Amendment, the terms "Summary Prospectus" and "Statutory Prospectus" shall have the same meanings as set forth in Rule 498.

2.	The Agreement is amended to provide as follows:

a.
The Fund represents, warrants and covenants that the availability of the Fund's Statutory Prospectuses and certain other Fund documents will comply with all applicable requirements of Rule 498, including, in particular, paragraph (e).

b.
(i) The Fund shall be responsible for compliance with the provisions of Rule 498(f)(1) involving Contract owners' requests for additional Fund documents made directly to the Fund.
 (ii) The Company shall be responsible for compliance with the provisions of Rule 498(f)(1) involving Contract owners' requests for additional Fund documents made directly to the Company.  In connection with the Company's obligation to deliver the documents pursuant to a request made directly to it, the Company shall obtain all such documents from the website maintained by Fund and/or the Distributor for purposes of complying with Rule 498(e), and shall not alter, in any way, such documents.

c.
The Company represents and warrants that any bundling and delivery of Summary Prospectuses and Statutory Prospectuses will be compliant with Rule 498(c) and the greater prominence requirements of 498(f)(2).

3.	The Parties agree that all other provisions of the Agreement, including the indemnification provisions, will apply to the terms of this Amendment as applicable.

4.	The Parties agree that the Company is not required to use or distribute Summary Prospectuses to its Contract owners, but rather use of the Summary Prospectus will be at the discretion of the Company.
IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to be executed in its name and behalf by its duly authorized officer.

Legg Mason Partners Variable Equity Trust

By: /s/ Jane Trust
Jane Trust
Its:            President & CEO-Mutual Fund Boards

Legg Mason Partners Variable Income Trust

By: /s/ Jane Trust
Jane Trust
Its:            President & CEO-Mutual Fund Boards

Legg Mason Investor Services, LLC

By: /s/ Jeremiah O'Shea
Jeremiah O'Shea
Its:            Managing Director

Legg Mason Partners Fund Advisor, LLC

By: /s/ Jane Trust
Jane Trust
Its:            President & CEO-Mutual Fund Boards

Allianz Life Insurance Company of New York

By: /s/ Brian Muench
Brian Muench
Its:            Vice President, Investments